CLIFFORD CHANCE US LLP 31 West 52nd St. New York, NY 10019

TEL +1 212 878 8000
FAX +1 212 878 8375
www.CliffordChance.com

G. DAVID BRINTON Partner

DIRECT TEL +1 212 878 8276
DIRECT FAX +1 212 878 8375
David.Brinton@CliffordChance.com
September 23, 2009
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	AEI Registration Statement on Form F-1 Filed August 18, 2009 File No. 333-161420 Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 Filed May 22, 2009 File No. 000-53606
Dear Mr. Owings:
     On behalf of AEI, a Cayman Islands exempted company (the “Company”), we are filing pursuant to the Securities Act of 1933, as amended, Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”), filed by the Company on August 18, 2009, together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in your letter to James A. Hughes of the Company, dated September 16, 2009.
     For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in your September 16, 2009 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the marked version of Amendment No. 1.
     We have provided each of you, Robert Babula, Andrew Mew, Lilyanna L. Peyser and Mara Ransom, a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on August 18, 2009. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

CLIFFORD CHANCE US LLP
H. Christopher Owings
Securities and Exchange Commission
September 23, 2009

Registration Statement on Form F-1
General
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

The Staff’s advice is duly noted.

2.	In an appropriate place, please disclose the number and value of your shares that are held by or on behalf of the company or by subsidiaries of the company or advise us that no shares are so held. Refer to Item 10.A.3 of Form 20-F.

We respectfully advise the Staff that no shares are so held.

3.	Please confirm that you have provided a summary of each of your material contracts entered into in the past two years, including dates, parties, the general nature of the contracts, terms and conditions, and the amount of consideration involved. Refer to Item 10.C of Form 20-F.

We confirm that a summary of each of the Company’s material contracts entered into in the past two years is provided. We direct the Staff’s attention to the following pages:

Material Contract	Summary
Amended and Restated Credit Agreement	page 87
AEI 2007 Incentive Plan	page 175
Note Purchase Agreement	page 87
First Amendment to the Note Purchase Agreement	page 88
Option Agreement	page 88
Board Observer Agreement	page 173
Indemnification Agreement	page 174

CLIFFORD CHANCE US LLP
H. Christopher Owings
Securities and Exchange Commission
September 23, 2009

Prospectus Summary, page 1
4.	Please revise this section to limit the information to a brief overview of the key aspects of the offering. Currently much of the information presented is reiterated in the Business section beginning on page 85.

In response to the Staff’s comment, we have revised this section on pages 2, 4 and 6 to limit the information.
Our Competitive Strengths, page 2
5.	If you choose to highlight your company’s competitive strengths in the summary, please balance that disclosure with a discussion of the principal competitive challenges or risks facing the company.

In response to the Staff’s comment, we have added language beginning on page 3.
Our Markets, page 4
6.	Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the statements you make here and elsewhere in your prospectus that are attributable to Global Insight and CIA World Factbook. Note that these are only examples.

In response to the Staff’s comment, we have supplementally provided the requested independent materials.
The Offering, page 7
7.	We note your statement that the “selling shareholders will be identified prior to this offering,” which suggests that not all of the selling shareholders have been identified at this time. However, on page 168 you state that the shareholders identified in the table represent “each selling shareholder participating in the offering,” which suggests that all of the selling shareholders have been identified at this time. Please revise your disclosure to clarify whether or not all of the selling shareholders have been identified at this time.

In response to the Staff’s comment, we have revised the disclosure on page 7.

CLIFFORD CHANCE US LLP
H. Christopher Owings
Securities and Exchange Commission
September 23, 2009

Use of Proceeds, page 28
8.	We note that you intend to use the proceeds of this offering for “general corporate purposes.” Given the size of the offering and the fact that you have no specific plan for the use of the proceeds, please revise your disclosure, in this section and throughout the document as appropriate, to discuss the principal reasons for the offering.

In response to the Staff’s comment, we have revised the disclosure on pages 7 and 28.

9.	Please provide disclosures of net proceeds from your offering after deducting the estimated underwriting discount and offering expenses.

In response to the Staff’s comment, we have provided the disclosures of net proceeds after deducting underwriting discounts and offering expenses on page 28.

10.	We note your disclosures that you will not receive proceeds from the exercise of the underwriters’ option to purchase additional shares. Please disclose that this is because the over-allotment will consist solely of shares being sold by the selling stockholders and explain why you have determined not to offer additional shares for purchase by the underwriters in this situation.

In response to the Staff’s comment, we have added the requested disclosure on page 28.

We respectfully advise the Staff that the Company has determined not to offer additional shares for purchase by the underwriters as it believes that the amount of proceeds it will receive from the primary offering is sufficient to meet its general corporate purposes.
Capitalization, page 30
11.	Please explain to us your presentation of total equity attributable to AEI as opposed to total equity as reported on your unaudited condensed consolidated balance sheet for the period ended June 30, 2009.

We respectfully advise the Staff that the presentation of “total equity attributable to AEI” at August 31, 2009, as opposed to total equity including noncontrolling interests, was presented in accordance with ASC 810-10-65-1 (SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of

CLIFFORD CHANCE US LLP
H. Christopher Owings
Securities and Exchange Commission
September 23, 2009

ARB 51). However, we have reconsidered the presentation and have revised the table on page 30 to present total equity including noncontrolling interests.
Dilution, page 31
12.	We read your disclosure that your net tangible book value excludes only goodwill. Please advise why you do not exclude intangible assets in your net tangible book value calculation, or revise.

In response to the Staff’s comment, we have revised the presentation on page 31 of net tangible book value to exclude all intangibles.

13.	Please include disclosure of dilution to new investors to the extent the outstanding options are exercised. Further, please disclose the percentage of outstanding shares and the percentage of the total amount paid to fund the company that will be owned by new investors if the options are exercised.

In response to the Staff’s comment, we have revised the presentation on page 31 to include the requested disclosures.

14.	Please disclose the dilution effect resulting from the exercise of the underwriters’ 30 day option to purchase additional common shares.

In response to the Staff’s comment, we have revised the presentation on page 31 to disclose the dilution effect.
Discussion of Results of Operations, page 51
15.	Since you provide your condensed consolidated statement of operations for the three month periods ended June 30, 2009 and 2008, we believe you should provide a discussion of your operating results for these periods in this section. Refer to Instruction 2 to Item 5 of Form 20-F.

In response to the Staff’s comment, we have included a discussion on our operating results for the three months ended June 30, 2009 and 2008 beginning on page 55.

16.	Please revise to provide additional trend information that would help investors better assess your current and future performances. In that regard, quantitative disclosure of the effects of any material known trends and uncertainties should be provided if reasonably available. Refer to Item 5.D of Form 20-F.

CLIFFORD CHANCE US LLP
H. Christopher Owings
Securities and Exchange Commission
September 23, 2009

In response to the Staff’s comment, we have included the requested trend information beginning on page 89.
Quantitative and Qualitative Analysis of Market Risk, page 83
17.	Please revise to provide disclosures regarding your apparent material foreign exchange rate risk using one of the three disclosure alternatives as required by Item 11 of Form 20-F.

In response to the Staff’s comment, we have provided the material foreign exchange risk disclosure using a sensitivity analysis on page 91.
Business, page 85
18.	Please describe any seasonality associated with your business. In addition, please describe the marketing channels that you use in connection with your business. Refer to Item 4.B of Form 20-F.

In response to the Staff’s comment, we have included the requested disclosure on pages 93 and 94.
Management, page 158
Compensation of Directors and Executive Officers, page 165
19.	We note your statement that your “executive officers are paid a base salary and are paid an annual discretionary cash bonus, based on company and personal performance.” Please tell us whether your executive officers are subject to targets with respect to the company’s performance and/or their individual performance that must be achieved in order to earn, or the achievement of which determines the level of, such discretionary cash bonuses. This comment also applies to the disclosure under “Incentive Plans — Options” on page 167, which states that option grants “are generally made annually based on company and personal performance.”

We respectfully advise the Staff that annual executive cash bonuses and option awards are calculated based on the achievement of financial and operational targets that are established at the beginning of each year. The measures used for financial targets are Adjusted EBITDA, Net Income, and cash to the Company. Operational targets measure physical asset performance over the course of a year and are a mix of availability, environmental, health and safety measures which vary by asset type.

CLIFFORD CHANCE US LLP
H. Christopher Owings
Securities and Exchange Commission
September 23, 2009

The operational measures are: power plant availability, pipeline availability, gas processing availability, duration of electrical outages, frequency of electrical outages, lost time incidents, number of fatalities and reportable spills.
We further advise the Staff that annual executive cash bonuses and option awards are also impacted by individual executive performance, which is measured by reviewing the achievement of individual objectives and by evaluating each executive’s level of proficiency in the following competencies: general characteristics, teamwork, professional competencies, problem solving and thinking skills, managerial skills, international skills and values, ethics and controls.
Share Ownership of Directors and Executive Officers, page 166
20.	Please disclose the total number of outstanding shares on which the percentages of share ownership in this table are based. This comment also applies to the table under “Principal and Selling Shareholders.”

In response to the Staff’s comment, we have disclosed the requested information on pages 174 and 177.
Principal and Selling Shareholders, page 168
21.	Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. You should name any selling shareholder that is a broker-dealer and state that it is an underwriter with respect to the shares that it is offering for resale. Please be advised that language such as “may be deemed to be” an underwriter is unacceptable if the selling shareholder is a broker-dealer.

In response to the Staff’s comment, we have disclosed the requested information on pages 178 and 179.

22.	With respect to the shares to be offered by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

In response to the Staff’s comment, we have disclosed the requested information on pages 178 and 179.

CLIFFORD CHANCE US LLP

H. Christopher Owings
Securities and Exchange Commission
September 23, 2009
Page 8
23.	We note your disclosure on page 6 that, as of June 30, 2009, funds that have appointed Ashmore Investment Management Limited as their investment manager owned approximately 55% of your ordinary shares, GIC owned approximately 23% of your ordinary shares, and funds managed by Eton Park owned approximately 6% of your ordinary shares. In footnotes to the table of Principal and Selling Shareholders, please identify how the listed principal and selling shareholders are related to Ashmore Investment Management Limited, GIC and Eton Park, as applicable.

In response to the Staff’s comment, we have added the requested disclosure on page 178.

24.	Item 7 of Form 20-F requests that, if practicable, you should indicate what portion of your outstanding securities is held in the United States and the number of record holders thereof in the United States. Please provide that information here.

In response to the Staff’s comment, we have added the requested disclosure on page 179.

25.	Please disclose the addresses of the selling shareholders. Refer to Item 9.D.1 of Form 20-F.

In response to the Staff’s comment, we have added the requested disclosure on pages 178 and 179.

26.	To the extent you have not done so, please provide an overview of the manner in which the selling shareholders acquired the shares that are being sold pursuant to this registration statement.

In response to the Staff’s comment, we have added the requested disclosure on page 177.
Description of Share Capital, page 170
27.	Please disclose whether the ordinary shares are registered or bearer shares. In addition, we note your statement that “nonresidents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents.” Please revise your disclosure to describe any restrictions on the free transferability of ordinary shares under the laws of the Cayman Islands or advise us that no such restrictions exist. Refer to Item 9.A.5(a) of Form 20-F.

CLIFFORD CHANCE US LLP

H. Christopher Owings
Securities and Exchange Commission
September 23, 2009
Page 9
In response to the Staff’s comment, we have added the requested disclosure on page 181.

28.	Please disclose the action that is necessary in order to change the rights of holders of your stock. In addition, please describe the manner in which annual and special meetings of shareholders are convened, including any conditions of admission to such meetings. Refer to Item 10.B.4-5 of Form 20-F.

In response to the Staff’s comment, we have added the requested disclosure on pages 181 and 182.

29.	Please indicate whether your major shareholders have different voting rights or include an appropriate negative statement.

In response to the Staff’s comment, we have added the requested disclosure on page 181.
Ordinary Shares Eligible for Future Sale, page 173
30.	On page 7 you state that your selling shareholders, certain directors, executive officers and certain non-selling shareholders have agreed to “substantially similar lock-up provisions, subject to certain exceptions,” as those provisions to which you have agreed. In this section, please disclose the differences between the lock-up provisions to which you agreed and to which your shareholders, directors and officers agreed. In addition, please disclose how the parties determined which non-selling shareholders should be subject to such lock-up provisions.

In response to the Staff’s comment, we have added the requested disclosure on page 184.
Underwriting, page 177
31.	Please disclose the percentage of the total amount of the offering represented by the underwriting discounts and commissions to be paid by each of the registrant and the selling shareholders. Refer to Item 9.F of Form 20-F.

In response to the Staff’s comment, we have added the requested disclosure on page 189.
Notes to Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2009, page F-5

CLIFFORD CHANCE US LLP

H. Christopher Owings
Securities and Exchange Commission
September 23, 2009
Page 10
14. Long Term Debt, page F-16
32.	We note you issued an option to the PIK note holders to exchange their notes for ordinary shares of AEI. We also read your disclosure that the exchange rate adjusts downward on a daily basis. Please explain to us and disclose how the exchange rate adjusts downward and your accounting for the option. Cite the relevant GAAP literature to support your accounting.

We respectfully advise the Staff that the exchange rate on the PIK notes adjusts downward in relation to the daily interest accrued on the principal. We have included this disclosure in Note 14 on page F-17. The option was determined not to be a derivative instrument subject to ASC 815-10-15-83 (SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities) in accordance with paragraph 6c as the option does not require or permit net settlement by a means outside the contract. As the conversion rate per AEI ordinary share is higher than the current assumed fair value per share and the option has only a one-year term, nominal value was attributed to the option. We will continue to reassess the accounting treatment of the option on a periodic basis.
18. Per Share Data, page F-22
33.	Please provide us with a schedule showing, in chronological order from January 1, 2009 to the most recent practicable date, the following information for each issuance of common stock, restricted stock, options to purchase common stock and any other instrument that is convertible into common stock:
•	the date of each issuance;

•	a description of the instrument issued;

•	the number of shares/options issued including the exercise terms;

•	the fair value of the underlying common stock on each issuance date;

•	a detailed description of how the fair value of the underlying share on each date was determined; and the amount of compensation expense recorded in your financial statements associated with each issuance.
Note that in the absence of contemporaneous cash transactions with independent third parties or independent valuations we view the estimated IPO price as leading indicator of value of your stock in the months prior to the filing of an IPO. Accordingly, if your anticipated initial public offering price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and

CLIFFORD CHANCE US LLP

H. Christopher Owings
Securities and Exchange Commission
September 23, 2009
Page 11
the date you filed your registration statement that caused an increase in the fair value of your stock. If applicable, provide us with details of any independent appraisals.

Finally, please provide us a time line of discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

In response to the Staff’s comment, we have provided the requested schedule attached hereto as Annex A.

We further advise the Staff that in arriving at the proposed filing range in the red herring, the underwriters will review financial forecasts and macro economic assumptions provided to or discussed with the underwriters by the Company.

The underwriters will perform, individually and separately, a variety of financial and comparative analyses, including those described below. The summary of the underwriters’ analyses described below is not a complete description of the analyses that will underlie the proposed filing range. The determination of a filing range is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The underwriters will arrive at the filing range based on their discussions with the Company and the results of all analyses undertaken by each of the underwriters and assessed as a whole and will not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.

In their analyses, the underwriters will consider industry performance, general business, economic, market and financial conditions.

(1) Selected Public Companies Analysis

The underwriters will review financial and stock market information of selected publicly traded companies engaged in regulated utility operations and power generation, in emerging markets including Latin America. These companies include AES Corporation, CPFL Energia S.A., International Power Plc, CEZ A.S., Companhia Energetica de Minas Gerais (CEMIG) and Enersis S.A., among others.

The underwriters will then apply a range of selected financial multiples derived from the selected companies to corresponding data of the Company.

CLIFFORD CHANCE US LLP

H. Christopher Owings
Securities and Exchange Commission
September 23, 2009
Page 12
(2) Sum-of-the-Parts: Discounted Cash Flow Analysis

The underwriters will perform an analysis of the present value of the projected unlevered free cash flows derived from each of the business segments of the Company. This analysis will be performed to derive a valuation of shares of common stock as a function of the future unlevered free cash flows and going concern values of each of its business segments to provide a range of implied equity values per share of Common Stock based on the value of the Company as a whole.

(3) Sum-of-the-Parts: Public Companies Analysis

For each of the business segments of the Company, the underwriters will review financial and stock market information of selected publicly traded companies engaged in the corresponding industry in emerging markets including Latin America. The underwriters will review in particular publicly traded companies engaged in (a) regulated utility operations, (b) power generation, and (c) natural gas transportation. The underwriters will then apply a range of selected financial multiples derived from the selected companies to corresponding data of the Company.

The Company believes that the range may be higher than the share price for the issuances that it made earlier this year due to several factors including market improvements and currency fluctuations. The valuations and conditions of worldwide equity markets have improved significantly since March 2009. For example, the Morgan Stanley Capital International Emerging Markets Index increased 46.5% between February 28, 2009 and August 18, 2009. The Company’s operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, in its markets. Through the first quarter of 2009, the local currencies in many emerging markets in which the Company operates depreciated against the U.S. dollar, resulting in lower earnings and cash flows from some of its subsidiaries. Since the end of the first quarter of 2009, the local currencies in emerging markets strengthened significantly contributing to increased earnings for the Company.
Part II — Information Not Required in Prospectus, page II-1
Item 7. Recent Sales of Unregistered Securities, Page II-1
34.	Please disclose the following:
•	the persons or class of persons to whom the 10% PIK Notes were sold;

CLIFFORD CHANCE US LLP

H. Christopher Owings
Securities and Exchange Commission
September 23, 2009
Page 13
•	the names of the accredited investors who participated in the January 2007 private placements;

•	the nature and aggregate amount of consideration received in connection with the January 2007 issuances, the December 2006 issuance of 200,000,021 shares and the May 2006 issuance;

•	the exemption relied upon for the May 2006 issuance; and

•	the type of shares issued in the December issuance of 200,000,021 shares and the May 2006 issuance.
In response to the Staff’s comment, we have added the requested disclosure on page II-1, II-2 and II-3.
Item 9. Undertakings, page II-3
35.	Please include the undertaking set forth at Item 512(a)(6) of Regulation S-K.

In response to the Staff’s comment, we have added the requested disclosure on page II-4.
Signatures
36.	Please revise your signature page to identify your principal executive officer, principal financial officer, and principal accounting officer or controller.

In response to the Staff’s comment, we have added the requested disclosure on the signature page.
Exhibits
37.	We note that you have not filed several of your exhibits in connection with the Form F-1. We request that you file these exhibits as early in the process as possible so that we may have time to review them before you request that your registration statement become effective.

The Staff’s comment is duly noted.

38.	We note that you discuss or suggest the existence of several documents in your disclosure that are not included in your exhibit list but that may be required to be filed under Item 601(b) of Regulation S-K. In this regard we note that:

CLIFFORD CHANCE US LLP

H. Christopher Owings
Securities and Exchange Commission
September 23, 2009
Page 14
•	As described under “Underwriting” on page 178, some “ordinary shares or securities convertible into or exchangeable for ordinary shares” will be subject to lock-up agreements with the underwriters upon completion of the offering.

•	As described under “Related Party Transactions” on page 169, you entered into a management services agreement with Ashmore.
Please tell us why these exhibits are not required to be filed or include them as exhibits to your registration statement.

We respectfully advise the Staff that the form of lock-up agreement is an annex to the underwriting agreement.

We further advise the Staff that the Company believes that the management services agreement is not required to be filed as an exhibit as the amounts payable under the agreement are not material to the Company and its subsidiaries taken as a whole.

39.	We note that your Taxation discussion indicates that it represents the advice of Walkers and Clifford Chance US LLP. Accordingly, please provide consents to the inclusion of their advice.

We respectfully advise the Staff that the consents are included in the opinions of Walkers and Clifford Chance US LLP. The opinion letters will be included as exhibits to the registration statement.
Annual Report on Form 20-F
Item 15. Controls and Procedures, page 150
40.	Please confirm that your principal financial officer evaluated your disclosure controls and procedures and concluded that they were effective as of the end of the period covered by the report. In this regard, we note that you indicate elsewhere that your Executive Vice President — Finance and Treasury serves as the company’s principal financial officer, however, you have not made that clear here.

We respectfully advise the Staff that the Company’s principal financial officer at the time the annual report on Form 20-F was filed evaluated the disclosure controls and procedures and concluded that they were effective as of end of the period covered by the annual report on Form 20-F.

We further advise that our Executive Vice President — Finance and Treasury at the time the annual report on Form 20-F was filed served as the Company’s principal financial officer.
* * * * *

CLIFFORD CHANCE US LLP

H. Christopher Owings
Securities and Exchange Commission
September 23, 2009
Page 15
We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding Amendment No. 1 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8276 or Jonathan Zonis at 212-878-3250.
Very truly yours,
/s/ G. David Brinton
G. David Brinton
cc:     James A. Hughes

ANNEX A
Share Issuances since January 1, 2009 – Employee Grants and Transaction Exchanges
February Restricted Shares Equity Awards

Date of Issuance:	•	February 28, 2009

Description of Instrument Issued:	•	Restricted Shares

Number of Shares/Options including Exercise Terms:	•	261,749 Restricted Shares to employees. All awards vest over four years on the following schedule: 10%, 15%, 25% and 50%.

Fair Value of Ordinary Shares on Issuance Date:	•	$13.10

Compensation Expense:	•	$440,281.33

Description of How Fair Value of Ordinary Shares Determined:	•	The AEI policy for the valuation of AEI ordinary shares and options is based on a variety of valuation methodologies (see footnote 1) including but not limited to (i) Select Public Companies Analysis, (ii) Sum of the Parts Discounted Cash Flow Analysis and (iii) Sum of the Parts Public Companies Analysis.

	•	In order to apply these valuation methodologies internally generated deterministic financial models have been developed which include the specific businesses’ critical assumptions including but not limited to operational, commercial, regulatory, financial, tax, foreign exchange, dividend policy and capital assumptions. The resulting financial statements, free cash flows and dividends were then evaluated and utilized to apply the valuation methodologies mentioned above.

	•	The valuations resulting from these methodologies are not evaluated in isolation but together with other considerations including industry performance and general business, economic, market and financial conditions to arrive at a reasonable range of values for the company.
February Stock Option Awards

Date of Issuance:	•	February 28, 2009

Description of Instrument Issued:	•	Stock Options

Number of Shares/Options including Exercise Terms:	•	Options to employees to purchase 1,690,365 Ordinary Shares. All awards vest over four years on the following schedule: 10%, 15%, 25% and 50%.

Fair Value of Ordinary Shares on Issuance Date:	•	$13.10 (value of option $3.77)

Compensation Expense:	•	$818,267.47

Description of How Fair Value of Ordinary Shares Determined:	•	Valuation of AEI based on same valuation methodology and resulting valuation as used for the purposes of the February Restricted Shares Equity Awards.

	•	Valuation of Stock Options at $3.77 per share based on Black Scholes option model valuation which included the (i) fair value of Ordinary Shares (same valuation as used for the February Restricted Shares Equity Awards), (ii) exercise price of Ordinary Shares (same valuation as used for the February Restricted Shares Equity Awards), (iii) volatility, (iv) expected term, (v) dividend yield and (vi) discount rate.
May Share Issuance

Date of Issuance:	•	May 28, 2009

Description of Instrument Issued:	•	Ordinary Shares

Number of Shares/Options including Exercise Terms:	•	1,958,774 Ordinary Shares in exchange for shares in Emdersa and EDEN Debt

Fair Value of Ordinary Shares on Issuance Date:	•	$14.85

Compensation Expense:	•	$0.00

Description of How Fair Value of Ordinary Shares Determined:	•	Valuation of AEI based on same valuation methodology as used for the purposes of the February Restricted Shares Equity Awards updated for 1st quarter actual results and current estimate and latest industry performance and general business, economic, market and financial conditions.

	•	Exchange ratio based on relative valuation of securities being exchanged in the transaction and a negotiated agreement with counterparty as set forth in the Emdersa/Eden Debt transaction documents.
September Share Issuance

Date of Issuance:	•	September 3, 2009

Description of Instrument Issued:	•	Ordinary Shares

Number of Shares/Options including Exercise Terms:	•	1,228,956 Ordinary Shares in exchange for certain assets.

Fair Value of Ordinary Shares on Issuance Date:	•	$14.85

Compensation Expense:	•	$0.00

Description of How Fair Value of Ordinary Shares Determined:	•	Valuation of AEI based on same valuation as used for the purposes of the May Share Issuance.

•	Exchange ratio based on relative valuation of securities being exchanged in the transaction and a negotiated agreement with counterparty as set forth in the ICSID Award/EPCA Option transaction documents.
Share Issuances since January 1, 2009 – PIK Notes Conversions
March PIK Notes Conversion

Date of Issuance:	•	March 12, 2009

Description of Instrument Issued:	•	Ordinary Shares

Number of Shares/Options including Exercise Terms:	•	7,412,141.55 Ordinary Shares in exchange for PIK Notes

Fair Value of Ordinary Shares on Issuance Date:	•	$15.88

Compensation Expense:	•	$0.00

Description of How Fair Value of Ordinary Shares Determined:	•	Because of the related party nature of the transaction, the book value of the debt is converted to equity and no gain or loss on extinguishment of the debt is recorded. Therefore, the value of the Ordinary Shares exchanged is determined by the book value of the debt rather than a market price or specific valuation for the Ordinary Shares. In this case the calculation is as follows $117,684,778.62/7,412,141.55 Ordinary Shares which equals $15.88 per share.

	•	Exchange ratio based on relative valuation of securities being exchanged in the transaction as set forth in the March PIK Notes Conversion transaction documents.
August PIK Notes Conversion

Date of Issuance:	•	August 28, 2009

Description of Instrument Issued:	•	Ordinary Shares

Number of Shares/Options including Exercise Terms:	•	3,438,069.06 Ordinary Shares in exchange for PIK Notes

Fair Value of Ordinary Shares on Issuance Date:	•	$16.62

Compensation Expense:	•	$0.00

Description of How Fair Value of Ordinary Shares Determined:	•	Because of the related party nature of the transaction, the book value of the debt is converted to equity and no gain or loss on extinguishment of the debt is recorded. Therefore, the value of the Ordinary Shares exchanged is determined by the book value of the debt rather than a market price or specific valuation for the Ordinary Shares. In this case the calculation is as follows

$57,146,231.94/3,438,069.07 Ordinary Shares which equals $16.62 per share. The increase in the Ordinary Share value from the March PIK Notes Conversion to August PIK Notes Conversion is related to the accrual of interest over the same time period as stipulated in the March PIK Notes Conversion transaction documents. The conversion factor takes into account the accrual of interest, however, because there is an overall discount to the book value of the debt assumed in the conversion factor to approximate fair value the share value upon conversion will continue to increase over the option period.

•	Exchange ratio set in transaction agreements (move in accordance with accrued interest established in the March PIK Notes Conversion transaction documents).
Footnote 1
Selected Public Companies Analysis
AEI selected a reasonable number of publicly traded, diversified energy companies deemed to be the most comparable to AEI for the purpose of determining comparable adjusted EBITDA and P/E multiples. The multiples for each comparable company were calculated based on the last 12 months average price reduced by a liquidity discount since AEI shares have limited liquidity. These multiples were then applied to AEI’s adjusted proportional EBITDA estimates and net income estimates as adjusted on a pro forma basis to reflect the effect of any material asset acquisitions or dispositions to arrive at a market-based equity value for AEI. The equity value of AEI minus the present value of the headquarters G&A and O&M expenses was then divided by the amount of Ordinary Shares outstanding on the date of determination (calculated on a fully diluted basis, excluding the number of ‘out of the money’ options or other convertible securities) to arrive at per share price.
Sum of the Parts Discounted Cash Flow Analysis
AEI utilized two different discounted cash flow methodologies including a Discounted Free Cash Flow to Firm Model (with cash flows discounted at a weighted average cost of capital) and a Discounted Dividend Model (with cash flows discounted at a levered cost of equity). The discount rates for each methodology are calculated for each individual business taking into account a modified capital asset pricing model (CAPM) adjusted for country risk, specific risk, capital structure and tax structure.
In the case of the Discounted Free Cash Flow to Firm methodology the unlevered free cash flows of each business are discounted at the weighted average cost of capital for such business. The resulting present value equals the enterprise value to which net debt is subtracted to derive the equity value of each business. The sum of the equity value of each business minus the present value of the headquarters G&A and O&M expenses was then divided by the amount of Ordinary Shares outstanding on the date of determination (calculated on a fully diluted basis, excluding the number of ‘out of the money’ options or other convertible securities) to arrive at per share price.

In the case of the Discounted Dividend methodology the cash flows available to be distributed to AEI from each business are discounted at the levered cost of equity for such business. The resulting present value equals the equity value. The sum of the equity value of each business minus the present value of the headquarters G&A and O&M expenses was then divided by the amount of Ordinary Shares outstanding on the date of determination (calculated on a fully diluted basis, excluding the number of ‘out of the money’ options or other convertible securities) to arrive at per share price.
Sum of the Parts Public Companies Analysis
AEI selected a reasonable number of publicly traded, diversified energy companies deemed to be the most comparable to AEI’s business segments for the purpose of determining comparable segmental adjusted EBITDA and P/E multiples. The multiples for each comparable company were calculated based on the last 12 months average price reduced by a liquidity discount since AEI shares have limited liquidity. These multiples were then applied to AEI’s segmental adjusted proportional EBITDA estimates and net income estimates as adjusted on a pro forma basis to reflect the effect of any material asset acquisitions or dispositions to arrive at a market-based equity value for AEI. The equity value of AEI minus the present value of the headquarters G&A and O&M expenses was then divided by the amount of Ordinary Shares outstanding on the date of determination (calculated on a fully diluted basis, excluding the number of ‘out of the money’ options or other convertible securities) to arrive at per share price.